UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
 		(Amendment No. 4)

(Name of Issuer)				Ciprico, Inc.

(Title of Class of Securities)	Common Stock

(CUSIP Number)				172529109

(Date of Event Which Requires Filing of this Statement)   January 27, 2005

Check the appropriate box to designate the rule pursuant to which this
Schedule
is filed:
      [   ]Rule 13d-1(b)
      [ X  ]Rule 13d-1(c)
      [   ]Rule 13d-1(d)

      CUSIP No. 		172529109

          1.Names of Reporting Persons.

Laurence W.Lytton

2. Check the Appropriate Box if a Member of a Group (See Instructions)

a)..........................................................................

(b).........................................................................

      3.SEC Use Only

      4.Citizenship or Place of Organization

      		USA

      5.Sole Voting Power 		215,179

      6.Shared Voting Power 		0

      7.Sole Dispositive Power	215,179

      8.Shared Dispositive Power 	0


      9.Aggregate Amount Beneficially Owned by Each Reporting
      Person
			215,179

      10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions).................................


      11.Percent of Class Represented by Amount in Row (9)

			4.5%

      12.Type of Reporting Person (See Instructions)

			IN

            Item 1.

      (a)Name of Issuer		Ciprico Inc

      (b)Address of Issuer's Principal Executive Offices

		Ciprico Inc.
		2800 Campus Drive
		Plymouth, Minnesota 55441

	      Item 2.

      (a)Name of Person Filing	Laurence W. Lytton

      (b)Address of Principal Business Office or, if none, Residence

						28 Sherwood Place
						Scarsdale, NY  10583

      (c)Citizenship			USA

      (d)Title of Class of Securities	Common

      (e)CUSIP Number			172529109


      Item 3. 	not applicable


      Item 4.Ownership.

      (a)Amount beneficially owned: 	215,179.

      (b)Percent of class: 			4.5%

      (c)Number of shares as to which the person has:

      (i)Sole power to vote or to direct the vote 	215,179.

      (ii)Shared power to vote or to direct the vote 	0.

      (iii)Sole power to dispose or to direct the disposition of  215,179.

      (iv)Shared power to dispose or to direct the disposition of  0.


      Item 5.Ownership of Five Percent or Less of a Class

			This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.


      Item 6.Ownership of More than Five Percent on Behalf of Another
Person.

			Not applicable

      Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

			Not applicable

      Item 8.Identification and Classification of Members of the Group

			Not applicable

      Item 9.Notice of Dissolution of Group

			Not applicable

      Item 10.Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
      ___02/7/05____________________________
      Date
      ____s/ Laurence W. Lytton____________________________
      Signature
      _____Laurence W. Lytton___________________________
      Name/Title